**Exhibit 21.1**

**AMERICAN INDEPENDENCE CORP.**

**Subsidiaries of the Registrant**

| Subsidiaries | Jurisdiction |
| --- | --- |
| Independence American Holdings Corp. | Delaware |
| Independence American Insurance Company | Delaware |
| HealthInsurance.org, LLC | Delaware |
| IPA Family, LLC | Delaware |
| IHC Risk Solutions, LLC | Delaware |
| IHC Specialty Benefits, Inc. | Delaware |